Filed by Agnico-Eagle Mines Limited Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Filing Company: Agnico-Eagle Mines Limited
Commission File No. 001-13422
Date: May 13, 2005

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

This document does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Riddaryhyttan or Agnico-Eagle. The offer will be made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended) solely under the registration statement, offer to purchase, prospectus and other offer documents that Agnico-Eagle expects to file with the United States Securities and Exchange Commission. U.S. investors and securityholders are advised to read these documents carefully when they become available, because they will include important information regarding the Offer. At that time, investors and stockholders may obtain a free copy of the offer to purchase, prospectus, the related letter of transmittal and certain other offer documents from the Securities and Exchange Commission's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. YOU SHOULD READ THE OFFER TO PURCHASE, PROSPECTUS AND OTHER OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. In this news release, the words "anticipate", "expect", "estimate", "forecast", "plan" and similar words and expressions are intended to identify forward-looking statements. Such statements reflect Agnico-Eagle's views at this time with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results to be materially different from those expressed or implied by such forward-looking statements, including, among others, those discussed under the heading "Risk Factors" in Agnico-Eagle's Annual Information Form and Annual Report on Form 20-F for the year ended December 31, 2004. Agnico-Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.

EVENT:	AGNICO-EAGLE MINES — CONFERENCE CALL
TIME:	10H30 E.T.
REFERENCE:	21124617
LENGTH:	APPROXIMATELY 57 MINUTES
DATE:	MAY 12, 2005

        OPERATOR: Good morning, ladies and gentlemen, and welcome to the Agnico-Eagle Conference Call. At this time, all participants are in a listen-only mode. Following today's presentation, instructions will be given for the question-and-answer session. If anyone needs assistance at any time during the conference, please press the * followed by the 0.

        As a reminder, this conference is being recorded on Thursday, May 12, 2005.

        I would now like to turn the conference over to Mr. Sean Boyd, President and Chief Executive Officer of Agnico-Eagle. Please go ahead, sir.

        SEAN BOYD (President and Chief Executive Officer): Thank you, Operator, and good day, everyone, and welcome to our conference call to provide you with more details on the offer that we just announced this morning for Riddarhyttan Resources. What I'd like to do in this conference call is I'd like to provide an overview of the details of the transaction, provide a description of Riddarhyttan and the asset, and why we are taking this step, including an outline and an overview of our strategy, talk about the benefits of the offer to the Riddarhyttan shareholders, and also, just outline Agnico-Eagle as we move forward.

        With us today to answer your calls at the conclusion of this formal presentation is our team, including Ebe Scherkus, our Chief Operating Officer, and David Garofalo, our Chief Financial Officer.

        What I'd also like to do at this point in the call — as some of you know who are on the call, you were just at our LaRonde mine site, including visits to our regional projects at Goldex and Lapa. It was our full intention to have this offer announced last week, prior to our Annual Meeting, but as you know in these things, they sometimes have a timetable of their own, and we were even trying to get this offer out, even while you were at the mine, to have the conference call for you there, and unfortunately, that did not work, as well. We apologize for that. It was not our intention to have you at the mine and then, shortly after that, announce this offer.

        Before we start the formal part of the presentation, I just wanted to run through — and I have to do this, for regulatory purposes — run through the cautionary language around forward-looking information and how this relates, how this presentation relates to the offer.

        Certain statements contained in this presentation constitute forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. In this presentation, we will make statements that reflect Agnico's views with respect to future events, which are subject to certain risks and uncertainties and assumptions, and many factors could cause the actual results to be materially different from those expressed or implied by the forward-looking statements, and we refer you to "Risk Factors" in Agnico's annual information form and Annual Report on Form 20F, to describe this in more detail. Agnico does not intend and does not assume any obligation to update these forward-looking statements.

        What we should also point out is, this presentation does not constitute an offer to purchase or sell, or a solicitation of an offer to sell or purchase shares of Riddarhyttan or Agnico. The offer will be made by way of the offering document, which will be mailed to shareholders, following regulatory review.

        Just as introductory comments, before we go into the details, our view is that this offer is a logical next step for Agnico. It is consistent with our strategy of creating value by using our exploration and our mine-building and operating skills to build a larger and a more diversified gold production base. We believe that the premium that we are offering the Riddarhyttan shareholders, and the opportunity that we're providing them to participate in the benefits of a growing, more liquid gold investment, makes this an extremely attractive proposition for the Riddarhyttan shareholder.

        I'd like to outline the details of the transaction. As you know, we currently own, Agnico-Eagle currently owns approximately 14 percent of Riddarhyttan. With this offer, Agnico-Eagle intends to acquire all of the outstanding shares of Riddarhyttan that are not already owned, which have a value of about $130 million U.S.

        We plan to exchange 0.1137 of our common shares for each of the Riddarhyttan shares. That would result in the issuance of approximately 10.3 million common shares of Agnico.

        The offer values each Riddarhyttan share at $10.25 Swedish krona, or approximately $1.42 U.S. The offer has a premium of 27.3 percent to Riddarhyttan shareholders, based on May 11 closing prices. It's a premium of 36.5 percent, based on the average closing prices of both Agnico and Riddarhyttan shares for the 30-day trading period prior to the announcement of the offer.

        There is no due diligence condition with this offer, but the offer is subject to, among other conditions, Agnico-Eagle acquiring at least 90 percent of all the shares of Riddarhyttan.

        The offer is unanimously supported by Riddarhyttan's Board of Directors, and the Board's recommendation is supported by an Opinion of Fairness by Standard Bank of London, who are the advisors to the Riddarhyttan Board.

        The offer document is expected to be submitted to both regulators within the next 2 weeks. The offer document will be mailed after Swedish and U.S. regulatory review.

        The acceptance period for the offer will then be open for a minimum period of 20 days. And we will announce further information on the timing of the offer as it becomes available to us, as we move forward.

        I just wanted to provide you all with an outline of Riddarhyttan, and what Riddarhyttan is, and what assets it owns. Riddarhyttan has approximately 105 million shares outstanding. There are no options, there are no warrants. It's listed on the Stockholm Stock Exchange. The May 11 close price of Riddarhyttan was 8.05 Swedish kronas. Riddarhyttan had, at March 31, 2005, approximately 6 million in cash, U.S., and no debt. It has... the key asset of Riddarhyttan is the Suurikuusikko project. It's an advanced gold exploration project in northern Finland. Agnico began to look at Riddarhyttan approximately 3 years ago, and did some due diligence at that time, and as you know, we made our initial equity investment approximately 1 year ago.

        The Suurikuusikko project is a gold-bearing disseminated sulphide deposit. It's got an indicated resource of 1.7 million ounces. It has an inferred resource of 1.1 million ounces. The deposit has a strike length of about 2.6 miles. It's open at depth and along strike.

        Why are we looking at Riddarhyttan, or why does Riddarhyttan make sense for Agnico? Well, Agnico's strategy, as you know, is diversify from its single mine asset at LaRonde, to build a multi-mine gold company that will strengthen and increase value for our shareholders. As I said at the start, Riddarhyttan is the logical next step in our expansion project. We have done our homework here. We're very familiar with Riddarhyttan. We have, in fact, assisted the company over the last year, through our Board representation, in creating shareholder value for the Riddarhyttan shareholders. We have the expertise, not only in exploration, but in mine building, in underground mining, and processing, which we feel will add significant value to the Suurikuusikko project. It's a very good fit with Agnico's stated goals and objectives. It's strictly a gold deposit in northern Finland, very low political risk, which fits very well with our profile in Quebec and our regional strategy in Quebec. And we think it has the potential to be a major gold camp and an area that we could see ourselves operating in for many, many years to come.

        The template that we've used to make this offer is very consistent with the template for growth that we've used in the past, very similar to the template we used on Dumagami, which is now the LaRonde deposit; very similar also, as we pointed out at our Annual Meeting on Friday, to Goldex, where we had an initial share position there, and decided that we would acquire the entire company, and thus give us the Goldex deposit. And that strategy is identical to what we have employed here in Riddarhyttan. We took an initial investment stake. We've got a very good sense of not only the technical opportunities but also the risks and challenges, and we also got a very good sense of the local area in which the property is located, and of the Finnish government and their view on mining in northern Finland, which is quite favourable.

        Although it's very early, and Riddarhyttan has, to this point, outlined only an inferred and indicated gold resource, as we've said, we've done our homework, and as we said earlier, we have a very good understanding of not only the risks of the project, but the potential and upside related to the project.

        It gives us meaningful diversification from our regional strategy in LaRonde mining camp. We believe that this property fits very well with our technical capabilities — not just technical capabilities but our financial resources and financial capabilities.

        Essentially, we feel northern Finland is a very good place to be exploring, and for developing gold mines. Suurikuusikko is very similar in climate, topography, and geography to northern Quebec. It has a large land package which is still largely unexplored. The project has operating and environmental permits. It's got excellent access to project infrastructure, including a skilled local workforce, and the project has strong government support in Finland, not just federally with the federal government, but also locally, for the project. And we've spent a fair amount of time, not only understanding the technical aspects of the project, but also looking at the government and regulatory environment surrounding mine building. And Finland's got a history of mining. There are a number of mines operating now very effectively, and Finland is a very pro-mining country.

        What we're doing with this offer is, we're leveraging our expertise. Our LaRonde is operating very well at a steady state of 8,000 tonnes a day. That is really the foundation for future growth for this company. LaRonde is very low-cost, as you know, producing gold for $67 an ounce in the first quarter of '05. That generated very strong cash flow from operating activities of in excess of U.S. 28 million in the first quarter of 2005.

        We've got a regional strategy in Agnico. Outside of LaRonde, the Goldex project, we've completed our feasibility study. We're having it reviewed by a third party. Currently, we expect to make a production decision in June of this year. The Lapa project is undergoing a $30-million underground program and shaft-sinking. As you know, it's a higher-grade deposit, which has very good potential to become a mine. It's very close to LaRonde. And our regional strategy is really based on using our technical and operating skill set, which is based at LaRonde, and providing that expertise and the synergies that go with it, to build Goldex and Lapa.

        As you know, Goldex and Lapa are not technically difficult projects — well within the skill sets that our LaRonde team has built up over many years, building a large, high-volume, complex metallurgical processing plant at LaRonde.

        We view the Suurikuusikko opportunity as fitting nicely with our skill set, nicely within the depth of our technical team. We have a very deep team at LaRonde, as many of you know, after having recently visited it, and also have visited in the past. And we will apply those resources to maximize the opportunity at Suurikuusikko.

        So our technical expertise is strong; the established team is in place; and that will allow us not only to drive the internal growth that we see regionally, but also to allow us the critical view that we can take on analyzing and evaluating acquisition opportunities like Suurikuusikko.

        On the financial side, we have a very strong balance sheet. We have a cash position at the end of March of 117 million U.S., and we have a credit facility available to us of 100 million U.S.

        As to the benefits to Riddarhyttan shareholders, we're providing them with an immediate premium of over 27 percent. We are also allowing them to gain significantly enhanced liquidity with Agnico. Agnico is listed on both Toronto and the New York Stock Exchange, creating an average daily volume, in value terms, of U.S. $11 million. The Riddarhyttan shareholders are being given the opportunity to participate in a very good growth story in the gold sector, not only a liquid gold investment, but one that has the exploration upside and the skill sets to continue to grow its asset base and grow its shareholder value. And again, as we've said, we're providing the financial capabilities to the Riddarhyttan shareholders to allow them to increase the value of the Suurikuusikko property. And Agnico, importantly, from a retail shareholder point of view, has paid a dividend for 25 consecutive years.

        Going forward, this transaction provides us with additional gold ounces, and as we continue the exploration and complete the feasibility study, we expect that we will be able to increase our overall company reserve base.

        The opportunity creates an exceptional project pipeline with our already-owned projects at Goldex, Lapa, and LaRonde II. We think Suurikuusikko is a nice complement to our already-strong regional growth strategy.

        We will have meaningful exploration upside from not only the large land position, regionally, in northwestern Quebec, but also from the land position in northern Finland. So this will give us exciting exploration potential in 2 gold camps, with very active exploration programs.

        Going forward, Agnico will have a strong balance sheet, with LaRonde generating significant cash flow. We will remain unhedged on gold. We will not sell away the upside to the gold price. So, for those shareholders of Riddarhyttan that are interested and feel that gold will move higher, Agnico as a company has been one that's never, ever sold away the upside to gold, and we don't intend on doing that. So you're getting and maintaining very, very good leverage to the gold price, with your Agnico-Eagle shares.

        So, we're uniquely positioned, we believe, with this opportunity; we have all the value drivers in place; we have the technical team; we have the growth projects; we have the balance sheet; and we have the technical ability to deliver and build large, complex deposits.

        As we said at the beginning, we view this as the logical next step for Agnico. It follows a very similar growth pattern that we've employed successfully in the past. It's consistent with our stated strategy of creating value by using the exploration and mine-building and operating skill sets that we've built over many, many years, and we're using, looking to leverage that to build a larger and more diversified gold production base. And we believe that the premium we're offering is significant to the Riddarhyttan shareholders, and we also think, just as significant is the opportunity that we are providing the Riddarhyttan shareholders to participate in the benefits of what is a growing, more liquid gold investment, and we think this makes this offer an extremely attractive proposition for the Riddarhyttan shareholders.

        Operator, that's the formal part of the presentation. We are now prepared to take questions from the listeners.

        OPERATOR: Thank you, sir. Ladies and gentlemen, at this time, we will begin the question-and-answer session. If you have a question, please press the * followed by the 1 on your pushbutton phone. To withdraw from the questions polled, please press the * followed by the 2. You will hear a three-toned prompt acknowledging your selection. Your questions will be polled in the order that they are received. If you are using speaker equipment, you will need to lift up the handset, before pressing the numbers. And our first question comes from Michael Durose from Scotia Capital. Please go with your question.

        MICHAEL DUROSE: Good morning, everybody, Sean. Just a couple of quick questions. First of all, just related to the metallurgy — I understand that most of the gold is locked up with arsenopyrite. I was just wondering if you could talk about the test-work that's been done, and how comfortable... Obviously, you're comfortable with the potential outcome, but if you could talk to that, please.

        SEAN BOYD: Ebe?

        EBERHARD SCHERKUS (Executive Vice President and Chief Operating Officer): Good morning, Mike. Most of the test-work that has been completed to date by Riddarhyttan has focused on bio-oxidation. It is our feeling that, while the test-work was very well done, we feel that it didn't explore other options out there. And so, currently, Riddarhyttan and ourselves are conducting additional test-work with Lakefield research, with respect to pressure oxidation, a proven technology that's used around the world. So the initial results from that test-work is very positive, and we are getting recoveries that are in line with our expectations, that are a bit better, so far, than bio-oxidation. So we feel very encouraged by these preliminary results.

        MICHAEL DUROSE: Okay. Just a second question. I was wondering if you could just expand a little bit on how much has actually been spent on the project so far, and also, maybe, in terms of dollars, and also, just how much drilling has been done to calculate those resources that you disclosed. And, again, I'm just assuming those are 43-101 compliant. Is that the case?

        EBERHARD SCHERKUS: These are numbers that have been generated by Swedish consultants. They have been verified by our own internal consultant, who is up to speed with respect to 43-101. We feel that the numbers are conservative, and are accurate. With respect to the total program, we had a budget of about $8.9 million U.S. over the coming year. That program was started last July. And we are now halfway through that program. We had a total budget of about 150,000 feet, Phase 1, and Phase 2, we are now in the Phase 2 part of the program, and that program will consist of about another 82,000 feet, both infield drilling and further exploration along strike and at depth. With the $8.9 million program, of course, there's a budget of about a million dollars to address your initial concern, which was metallurgy, so there's a lot of engineering and additional test-work that is currently going on behind the scenes. We also have money in there for additional work, mining studies, etcetera, geomechanical studies, hydrogeological studies — that will be incorporated into the final feasibility study.

        MICHAEL DUROSE: Okay. And just one last question. I was just wondering what the effective cash tax rate would be in Finland, as well as whether or not there are any royalties on the project.

        DAVID GAROFALO (Vice-President, Finance and Chief Financial Officer): Yes, there is, on the royalty side, there is a government royalty of approximately 2 percent NSR, and the effective tax rate in Finland is about 26 percent, and that covers all levels.

        EBERHARD SCHERKUS: With respect of the royalty, we have been in formal discussions with the Finnish government and they are looking at some potential options, whether this royalty could be bought out, or whether they could be more flexible.

        MICHAEL DUROSE: Thank you very much. Good luck.

        SEAN BOYD: Just one follow-up to Mike's question. There is some cautionary language in the press release, concerning the resource estimates. Mike, they were done to Australian code for reporting mineral resource and oil reserves. They were not done to 43-101 standards. But to the best, as we say in the press release, to the best of Agnico's knowledge, the Riddarhyttan estimate is reliable.

        MICHAEL DUROSE: Okay, thank you.

        OPERATOR: Our next question comes from Tony Lesiak from UBS. Please go with your question.

        TONY LESIAK: Good morning. Sean, could you explain your urgency to dilute your shareholders' 12 percent for a very early-stage project?

        SEAN BOYD: I wouldn't call it urgency. We've been at it for 3 years, so I wouldn't say 3 years is urgency. And we've been close to it, in the last year. We view this as an opportunity that has a great match with our skill set. It's one that we believe has some upside potential, that it's one that we feel we have the right skill set to deal with the challenges, with respect to this deposit, and we believe this is the type of deposit where we can create further value for our shareholders, by using that technical skill set to aggressively drill and expand this deposit, and to put a mine plan in, based on our skill sets, to diversify our production base.

        TONY LESIAK: I mean, my question mainly pertains to the number of issues that are still outstanding here, in terms of engineering work, metallurgy, exchange rate question marks, the high capital and operating costs, you know, issues that you pointed out in your presentations... You know, there's a lot of risks here still, so why go ahead with this project at this stage? Why not wait until you have a few more of the numbers pinned down?

        SEAN BOYD: Well, we've done our own internal estimates. The company, Riddarhyttan, is working on their own feasibility. Based on our experience, in both underground mining, in mine building, in processing, and having been an investor and having participated on the Board in the program, we have been able to make our own internal estimate on the risks associated with this project. And, based on that risk assessment, relative to the opportunity, we think this is a very good investment and a very good strategic move for Agnico-Eagle.

        TONY LESIAK: Could you then comment on some of the parameters that were used? Are you assuming 2 million ounces here? I mean, what euro assumptions are you using? Size, grade, any parameters that you can comment on?

        SEAN BOYD: No, we won't. This has the potential to be a competitive situation. As we say, we have our own internal estimates, based on our skills that we've developed over many years, of looking at these types of deposits, and in fact, building complex deposits, and based on our analysis, we feel that this is an attractive opportunity for Agnico.

        TONY LESIAK: So you're saying that, using your 350 or 360 U.S. dollar gold price assumption that you used for Goldex for Lapa, and all the other regional projects, that you expect to get a return of more than 15 percent for this project.

        SEAN BOYD: We expect that once we own this project, that we will undertake a more aggressive exploration program. We expect to be able to delineate and outline a deposit that we can build a mine on, and our expectation is we can generate as good a return here as we can at something like Goldex.

        TONY LESIAK: All right, thanks very much.

        SEAN BOYD: Thank you.

        OPERATOR: Our next question comes from Terence Ortslan from TSO and Associates. Please go with your question.

        TERENCE ORTSLAN: Thanks. Sean, you've been quite cautious about the timing of this thing, given the regulatory situation. But realistically, is there any hiccups here that others wouldn't have, or have, that shouldn't take more than a couple of months, at least, through this, or longer?

        SEAN BOYD: In terms of the timing, we've outlined in the press release the steps that need to be taken. We have to file with both the Swedish and U.S. regulatory authorities the offering document. There will be a review period. The review period, we do not have an assessment at this time as to how long that will take. After the review period, we can then mail the offering document to the shareholders, and there will be a minimum

20-day open period after the mailing, for acceptance of the offer. What we can point out is that Agnico has just completed a review process with the U.S. regulators, which is a normal part of U.S. securities rules, where occasionally you will be reviewed, and we just completed that. So we think that that should be helpful in this process, having just gone through an SEC review of Agnico-Eagle. So we're hopeful that, having just done that, both financially, accounting-wise, technically, from a technical point of view, that that should be helpful in ensuring that this is a smooth process. But of course, as you know, with regulators, there's no guarantees. But we're hopeful.

        TERENCE ORTSLAN: I was focusing on the review period, so I mean, that's the part that we're still quite uncertain about, the timing of it, obviously. And any major shareholder that you locked up any stock with, or can you?

        SEAN BOYD: At this point, we own 14 percent. We haven't locked up any other stock. As we've said in the presentation, we have unanimous support of Riddarhyttan's Board, which is backed up by an Opinion of Fairness by Standard Bank of London.

        TERENCE ORTSLAN: Okay. And just coming back to a previous question. There are higher-grade sections in the orebody, with underground options. Do you put any valuation on that, in this particular transaction?

        SEAN BOYD: Well, there is in fact open-pit potential here, as well as underground potential. And it's just been in the last year where the underground potential, or the deposit, has grown, in an underground, from an underground perspective. So that's a key part of the ongoing drilling program, is to define the limits of the underground opportunity, and then match the right mine plan to both the open-pit potential and the underground potential.

        TERENCE ORTSLAN: And who's advising you on this? Is Standard Bank advising the other party, and who's advising you?

        SEAN BOYD: Citibank, Orion, and Pollitt & Company

        TERENCE ORTSLAN: Okay. Thanks, guys.

        SEAN BOYD: Thank you.

        OPERATOR: Our next question comes from Michael Fowler from Desjardins Securities. Please go with your question.

        MICHAEL FOWLER: That was a bit of a mouthful. Anyway, good morning, guys. Just, first, an easy question here. Can you just discuss the kind of schedule here? When will you do the feasibility study? When do you think you can get into production, or, sorry, construction, then production?

        EBERHARD SCHERKUS: Good morning, Michael. A lot of the studies that are presently ongoing will be completed sometime by early June. There may be some additional studies that are required, which may then go into July and August. I think the key here is how quickly we can get the drilling done, to be able to fully define the deposit. But an aggressive scenario would see some development start late fall or early winter of 2005. A more conservative approach would be sometime early next year. But we'll have to see what the study comes up with.

        MICHAEL FOWLER: Okay. Thanks, Ebe. Next question is, basically, I get a feeling for how you sort of came up with the valuation on the company. Obviously, you're not going to tell me the nitty-gritty here, but, you know, you're paying something in the region of $50 an ounce or so. And, looking at the potential capital cost, it could be fairly high, and the operating cost could be high. But maybe you could try and sort of answer that.

        SEAN BOYD: I think, as we said, Michael, that's a difficult one to answer in a situation that has the potential to be competitive. I think all we can do is really go back to the earlier answer, and when we stack it up against opportunities like Goldex, this one has the potential to be as good or better than something like Goldex, given the upside potential of the deposit. And I think that's the key here. That was one of the things that attracted us initially to it, is the fact that it hadn't been effectively drilled, and our sense was that if, once it was drilled in a more aggressive fashion, which has been the case over the last year, that it would continue to grow, and that's certainly what's happened. And we anticipate that, once we're in a position to fully direct the program, then we could see some upside here, and that would deal with some of the issues that people have mentioned, such as metallurgy.

        MICHAEL FOWLER: Right, okay. Thanks, Sean. Just in terms of where it's at, I mean, I understand that's it's a fairly remote project. Is there a lot of infrastructure around there, for example?

        EBERHARD SCHERKUS: Yes, there is, Michael. There's a power line within 13 kilometers of the site. There's a federal highway that accesses the project. There's the municipality of Kittila, which is a municipality of about 3,000 people, immediately... about 10 kilometers away from the project site. The town is a very sophisticated town. You've got a cellular telephone network on-site. You've got a tourist industry about 50 kilometers away. A hundred kilometers to the south, there's the city of Rovaniemi, about 60,000 people. That particular city has a sub-office of the Finnish Geological Survey, so there are assaying facilities, there are metallurgical facilities, within that office. There's also a Bombardier snow machine plant at this particular city as well. So, all in all, it's got highly developed access to infrastructure, so that was one of the other things that attracted us to this particular project.

        MICHAEL FOWLER: Great, thanks. Just a number of quick questions here. Are there any by-product credits, and maybe I can ask the other one, which is, in terms of the open pit and underground scenario, will most of that high-grade area be within an open-pit target?

        EBERHARD SCHERKUS: Most of the resource, or the reserve that we currently have outlined, about 1-to-1.2 million ounces could be accessible by open-pit methods. This has been part of Riddarhyttan's original study. So that only left about potentially 800,000 ounces that could be accessible by underground methods. And part of our rationale to date has been that this would be insufficient for any type of underground operation. So that was one of the reasons why we pushed for an exploration program, to verify and test the depth potential. And I think most of the ounces that have been outlined to date are in the underground portion of the deposit. With respect to by-product credits, this is pure gold. There are no additional by-products.

        MICHAEL FOWLER: Okay. Thanks very much, guys.

        SEAN BOYD: Thank you.

        OPERATOR: Our next question comes from Don MacLean with Paradigm Capital. Please go with your question.

        DON MacLEAN: Oh, good morning, guys. I've got a fire alarm going on in the background, so if I disappear, you'll know why. I guess I can't say we're too surprised, Sean. You've been saying all along, and Ebe, that you like this project. I'm like the other guys, just trying to get my mind around how you create value for Agnico with this. It sure would be helpful if we could get some rough sense of the operating cost — you know, whether we're south of 250 or north of $220, say, an ounce?

        SEAN BOYD: Again, Don, I think when we look at it, and add all the numbers up, we are at a discount to the current gold price, which I think is where we want to be, and we don't want to be in a position at this point to break down the parameters to get to that all-in total cost.

        DON MacLEAN: Right, okay, I understand that. But you guys are in a bit of a sensitive situation, in that you have carried out the metallurgical work alongside with them, so you have somewhat of a privileged information situation. Ebe, the met test-work and some of the indications about operating costs, those... is that what you were saying, it will be available in June?

        EBERHARD SCHERKUS: That is correct. This is still an ongoing study with Lakefield and with SNC, so we can't comment on it at this time.

        DON MacLEAN: Okay, and updated resource estimate, there's been a bunch of holes done. When might that be out?

        EBERHARD SCHERKUS: That will be up to the Riddarhyttan Board to decide. We don't know exactly when they will be releasing the next amount of drilling results, or their next resource reserve estimate.

        SEAN BOYD: Don, when we decided that we would approach Riddarhyttan with an offer, basically, our representatives on the Board, Ebe and Alain, removed themselves from any Board activity related to the property, including access to any technical information.

        DON MacLEAN: Okay. And just on that, too, Sean, given what's going on with the SEC and how the OSC is parroting it, did you get a clear signal, or a clear green light, from your legal advisors that you would not be in a kind of a privileged information situation that puts you at any risk?

        SEAN BOYD: Absolutely, or we wouldn't have made the offer.

        DON MacLEAN: Good. Okay. Thanks, guys.

        OPERATOR: Thank you. Our next question comes from Haytham Hodaly with Salman Partners. Please go with your question.

        HAYTHAM HODALY: Morning, guys. I guess the first question is back to Ebe for a quick second. With regards to the feasibility study timing, Ebe, sorry, did you mention that Riddarhyttan was already working on something, and that you would be revising that, or would you be going with what they put out?

        EBERHARD SCHERKUS: Riddarhyttan... We would probably look at revising it, maybe reviewing it, but Riddarhyttan is currently working on a study, and since we have a technical services agreement with them, we are helping them with certain aspects of it.

        HAYTHAM HODALY: So when would their study potentially be public information, Ebe?

        EBERHARD SCHERKUS: Well, the objective of the Riddarhyttan Board was to try and have something in time for their Annual Meeting, which is June 2nd.

        [overlapping speakers]

        EBERHARD SCHERKUS: But since that time, I have been out of touch for the last little while, so I don't really know how the study has progressed.

        HAYTHAM HODALY: So you mentioned something earlier — I think it was when Tony was asking a question — with regards to the feasibility — something about early next year. What was the "early next year" comment?

        EBERHARD SCHERKUS: Well, that comment was with respect to project development or construction. An aggressive schedule would mean project development, actual construction, sometime in the third or fourth quarter of this year, whereas a more conservative approach would be, that construction would start in 2006, potentially early 2006.

        HAYTHAM HODALY: Okay. Just a question, I guess, for the rest of the management team. How did you... In terms of the acquisition price, was it more of a function of "What do we have to pay, in order to entice shareholders of Riddarhyttan?", or is it a function of "This is what our discounted cash flows tells us that this is a fair value"?

        SEAN BOYD: It was based on internal estimates of what we would expect, in terms of operating costs, capital costs, using various metal price assumptions. It was done sort of bottom-up, to arrive at what we thought made sense, from a value point of view. So that's what really drove the offer and the price.

        HAYTHAM HODALY: Has there ever been any discussion on what those capital costs could end up being?

        SEAN BOYD: We have, as we said, our own internal estimates, and we'll be refining those as we get more involved in the project.

        HAYTHAM HODALY: Okay. A question back to Ebe, I guess. Are the existing resources, and we talked about, you talked about 1-to-1.2 million ounces of the, I imagine it's the indicated resources, being open-pittable at this point. Is that correct?

        EBERHARD SCHERKUS: That's correct.

        HAYTHAM HODALY: And looking at, I guess, the underground versus open-pittable grades, what does the open-pittable grade look like at this point?

        EBERHARD SCHERKUS: The open-pittable grade is in the neighborhood of 5 1/2 to 6 1/2 grams per tonne.

        HAYTHAM HODALY: Okay, and then the inferred, I guess, the 1.1 million ounces, is that, the majority of that, underground?

        EBERHARD SCHERKUS: Yes, it is.

        HAYTHAM HODALY: And what is the average grade of that, roughly, Ebe?

        EBERHARD SCHERKUS: The average grade would also be in about the 5, 5 1/2 gram range.

        HAYTHAM HODALY: Okay. You mentioned also that there was some operating and environmental permits already in place.

        EBERHARD SCHERKUS: That is correct.

        HAYTHAM HODALY: What additional permits are required before you could actually begin construction of this project?

        EBERHARD SCHERKUS: The only thing that would be required is a construction permit from the town, municipality of Kittila, and that really isn't an issue, either, because the municipality is highly supportive of the project.

        HAYTHAM HODALY: I'm not familiar with the system down there. How is it they can get operating and environmental permits prior to a feasibility study actually being done?

        EBERHARD SCHERKUS: They... Riddarhyttan did submit a feasibility study that was completed in 2001, and that was the basis for the operating permit and environmental permit. The operations were based on an open pit mine, and as far as modifying the permit with respect to an underground mine, discussions that we've had with the various ministries indicates that this would be an amendment to the existing permits, rather than a re-permitting process.

        HAYTHAM HODALY: Okay. Thanks, Ebe. One last question, I guess. What other relevant assets does Riddarhyttan have, that could intrigue you at this point?

        EBERHARD SCHERKUS: They have other properties. There's the Oijärvi property, which I believe has a resource of about half a million ounces. I think, as Sean mentioned, the property has basically been explored over 4.5 kilometers. However, the whole belt, the property holdings are in excess of 15 kilometers that haven't been tested. Also, when we first got intrigued with this, a lot of the drilling was done above 150 meters or so. Very little drilling had been done down-depth, so the combination of depth extensions and strike extensions, and a large property position, that is basically what intrigued us.

        HAYTHAM HODALY: Thank you very much.

        OPERATOR: Our next question comes from Barry Cooper with CIBC World Markets. Please go ahead, sir.

        BARRY COOPER: Good morning. Sean, just wondering, when we were at the mine in the last couple of days, I guess if I were to sort of try and categorize the enthusiasm and what people on your staff were thinking, clearly, Goldex was, you know, a priority there, in terms of the time that you spent explaining it to us. When we were at Lapa, I did make the comment to Ebe there that, you know, this is not an exploration story. You set up the mine to, in essence, be a mine, and it looks like you're going to go ahead there with production, even though there's no formal decision, but it certainly looks like it's moving in that direction. Where does this new project now fit in, in terms of the scheme of things? And given all of the capex that you've got to spend for all of these projects, just how are you going to, you know, pay for everything?

        SEAN BOYD: You were sort of cutting in and out. I think I got the gist of it. You were looking at sort of scheduling Lapa, Goldex, priority, how does this one fit in, and how does it get financed? Is that correct?

        BARRY COOPER: Yes, in a nutshell, yes.

        SEAN BOYD: Okay. I think you sense correctly that Goldex is certainly at the top of the list, given that it's had more work done on it than any of the others. We do have a feasibility. It is technically very straightforward, in terms of both operating it and building it. That takes priority. The capital for something like Lapa, and your assessment is right, in terms of the shaft there — Agnico's exploration shafts have had an uncanny ability to become production shafts fairly quickly, and that's the same situation for Lapa. Those two projects in there, combined, would be built over roughly a 3-year period, and if we make the assumption that the capital for those projects would be roughly in the neighborhood of $75-80 million a year, over a 3-year period. The company last year generated about $80 million U.S. in cash flow. We have over... we have 117 million in the bank. We have an undrawn bank facility. For Lapa and Goldex, we have the ability to finance those projects, using flow-through shares, which allows us to get a significant premium by selling small blocks of Agnico stock, premiums of up to 30 to 35 percent, because we have no current need for the tax pools there. So those ones are well in hand. This additional situation, as Ebe said, once we own it, we will have to not only do more aggressive drilling, but we'd also have to do an update on the feasibility study. So this could be something, as Ebe said, and it's very early, that could see us start development in 2006. And we would have to sort of look at our alternatives at the time, whether we take on more debt. One thing we do know is, our convertible debt instrument, we can force conversion on that in early 2006. So we have some flexibility here, to move this one forward, but we think this is a positive story. We think we can add value here. We think that it changes the complexion of Agnico for the better. It's a much stronger company with this, and that would open up opportunities to provide us with the financing, going forward, to build this.

        BARRY COOPER: What would I say to someone who would come with an interpretation that, okay, this is basically telling the world that LaRonde II is definitely number 4 on the plate, and maybe it's something that management's losing a bit of faith in.

        SEAN BOYD: LaRonde II is rich enough and big enough that it will be mined at some point. I think we've always said that the lead time for something like LaRonde II is anywhere from 6 to 8 years. It is a technically challenging project, there's no question about it, and we're not hiding that fact, because we will be going deeper. We have a much better skill set to deal with deep mining now than we had 3 years ago. We're up to the challenge on that one. But it, in order of magnitude, is bigger than any of the other projects that we have on the table right now, and it was our assessment that the market does not want to hear Agnico-Eagle say that we're going to put a shaft down to 10,000 feet in the next couple of months. So we're going to continue to work hard at that one, trying to understand it more, trying to maximize the mine plan for that, continue to drill it off to the west, to fully delineate it. And as we said, we think that will have a strong part to our future. It's just that we can't say exactly how it's going to slot in.

        BARRY COOPER: Right. Okay. Thanks a lot, and thanks for the trip. I think the only thing we missed on the trip was your presence there, Sean, and now we know the reason why. You were a little busy.

        SEAN BOYD: I was planning on being there, but the schedule just didn't work.

        BARRY COOPER: Okay, thanks.

        OPERATOR: Our next question comes from Steve Butler with Canaccord Capital. Please go with your question.

        STEVE BUTLER: Yes, gentlemen, good morning. Just a couple of questions. Most have been answered. Sean, you mentioned that this project has the potential to be as good or better as Goldex, potentially, and just getting back to Barry's question, I assume, though, that, based on your response, that indeed there still would be a mutually exclusive decision to be done here. You would still likely go for Goldex if you can get your, whatever the required hurdle is — whether it's 12 or 15 percent, it would be a go, with or without the feasibility study economics for this project.

        SEAN BOYD: That's correct. I think the regional strategy continues unchanged. This does not change the regional strategy at all. We look at this as being additive, and complementary to that regional strategy. It's in a pro-mining camp, pro-mining region. It's got upside potential, it's got camp potential.

        This project reminds our people very much of what the Abitibi region — Doyon, Bousquet, LaRonde — looked like 40 years ago: same geology, or same topography, geography; has some similarities in terms of what an underground mine would look like. So our skill set matches up very well with this, and we look at it as being something that would be additive to us.

        And that's the type of region we want to operate in. We want to operate in parts of the world where you don't have to battle to be there. You want to just focus on creating value through an aggressive drilling program. It's very much like LaRonde, where we put something into production on 800,000 ounces, and as we've said many times, we've mined over 2.6 million ounces at LaRonde, and we've got another 7.4 million outlined.

        This project has the potential to continue to grow, but it needs the right skill set to make it happen here, and we think that we bring the right skills here, to create value for our shareholders. And we're willing to make an offer here, which we think is a fair offer, to the Riddarhyttan shareholders, and we think we can create a lot of value here, and build a mine, and once a mine is built, continue with a very aggressive exploration program, to expand the reserve base.

        STEVE BUTLER: Yes. A question for you, Ebe, just in terms of indicative strip ratios on the open pit material.

        EBERHARD SCHERKUS: The initial study had a strip ratio of about 4-to-1. It also had pit slope angles of about 45 degrees. The geomechanical work that was done to date, indicated that the rock was highly competent. So this might be something that wouldn't have to be revisited in subsequent studies.

        STEVE BUTLER: Okay, and just to be clear, Ebe, indeed, the Riddarhyttan team has gone down a path now, correct, of pressure oxidation?

        EBERHARD SCHERKUS: We are evaluating it now, to be able to compare the results of pressure oxidation with the voluminous results that we have on bio-oxidation.

        STEVE BUTLER: Okay. And we're talking recoveries that could be in excess of 90 percent, with pressure?

        EBERHARD SCHERKUS: That is correct. That is in line with sort of industry recoveries with refractory ores of this type.

        STEVE BUTLER: Okay. Well, subject to success, I wish you guys all the best, in sipping some Aquavit.

        SEAN BOYD: Thank you.

        OPERATOR: Thank you. Our next question comes from Mark Smith with Dundee Securities. Please go with your question, sir.

        MARK SMITH: Yes, hi. Very quickly — most of my questions have already been answered. Could you just give us an outline of what the 2005 budget would be now, assuming that you were successful in acquiring the remainder of the company, for exploration and for this project's capital?

        EBERHARD SCHERKUS: The remaining... we would be spending the second half of the original $8.9 million that was approved by the Riddarhyttan Board. That expenditure would take us into the late fall, and of course, any subsequent budgets would have to be contingent on the results of the study, and of further exploration results.

        MARK SMITH: Okay, and how much of the 8.9 has been spent, to date?

        EBERHARD SCHERKUS: Roughly half.

        MARK SMITH: Okay. All right. And just also, in terms of... During the acquisition of Riddarhyttan, how much cash did you get?

        SEAN BOYD: Riddarhyttan, at the end of March, had $5.9 million U.S. in cash, and with 6 drills going, they are burning that cash, and one of the opportunities here for the Riddarhyttan shareholders is not only to get access to the Agnico technical skills to move it forward, but also the financial resources, to keep it going at a very accelerated pace.

        MARK SMITH: Okay, but it basically... The remaining-year budget more offsets the cash, right?

        SEAN BOYD: It... the remaining-year budget will be completed, it's our expectation, by the end of the third quarter.

        MARK SMITH: Okay, and how much sort of go-forward would the sort of G&A be, for maintaining the office in Finland?

        SEAN BOYD: Ebe, do you have a sense of that? It's a very small office.

        EBERHARD SCHERKUS: It's a very small office. There's only about 3 people. Most of the expenditures are in the Kittila office, and that's geological staff. I don't have an exact handle on that right now.

        [overlapping speakers]

        MARK SMITH: But it's not —

        SEAN BOYD: It's not a big amount.

        EBERHARD SCHERKUS: It's not a big amount.

        MARK SMITH: Okay, and will you maintain the listing on Oslo, or will you close that up?

        SEAN BOYD: No, there will be no... There will be just a listing in Toronto and New York.

        MARK SMITH: Okay. Thanks very much, guys.

        SEAN BOYD: Thank you.

        OPERATOR: Our next question is a question from David Christie with TD Newcrest. Please go with your question.

        DAVID CHRISTIE: Good morning, guys. Most of my questions have been answered as well, but you mentioned the 2001 feasibility study. How deep was the pit that they talked about in that one?

        EBERHARD SCHERKUS: I believe the pit went down to about 150 meters, David. There's other scenarios that looked at it, going down 200 meters. So some of the better-grade material, with the 150-meter scenario, is just below the pit bottom. So that was basically the way it was left.

        DAVID CHRISTIE: And that was the 4-to-1 strip you mentioned?

        EBERHARD SCHERKUS: Yes.

        DAVID CHRISTIE: Okay. And can you give me any idea what the capex was on that 2001 feasibility?

        EBERHARD SCHERKUS: There were ranges anywhere between $67-90 million, depending on the option.

        DAVID CHRISTIE: Okay. And their cash cost they talked about in there? Do you know what those were?

        EBERHARD SCHERKUS: If my memory serves me correctly, it was somewhere below 200.

        DAVID CHRISTIE: Okay. I think that's about it. Thank you very much, guys. Good luck.

        OPERATOR: That. We have a follow-up question that comes from Mike Durose with Scotia Capital. Please go ahead, sir.

        MICHAEL DUROSE: Yes, just one real quick question. I'm just looking at a long section, I think it's a northeast-facing section, of the Suurikuusikko project, if I'm pronouncing that right. And it looks like there's sort of 3 sort of southeast plunging structures, and the one farthest to the west, you've defined down to about 400 meters, where you're getting some high-grade, at least on the isopack map, some high-grade numbers, whereas the two other structures sort of off to the north and east a little bit, is drilled down, or defined, at least, to 200 meters. Have you drilled below that 200 meters in those other two structures?

        EBERHARD SCHERKUS: That work is ongoing as I speak, and I'm not privy to any new results, as I've been removed from this for about almost a month.

        MICHAEL DUROSE: Okay. So as far as you know, you've just tested down to 200 meters and not below.

        EBERHARD SCHERKUS: That is correct.

        MICHAEL DUROSE: Okay, thank you very much.

        OPERATOR: Management, at this time, we have no further questions. Please continue with any further remarks you'd like to make.

        SEAN BOYD: Thank you, Operator, and thank you, everyone, for participating in this call. If there are any further questions that you think of after the call, please feel free to call me, Ebe, or Dave Garofalo, and we'd be more than happy to help provide the information that you need. Again, thanks for your attention.

        OPERATOR: Ladies and gentlemen, this concludes the Agnico-Eagle conference call. We thank you for your participation. You may now disconnect, and thank you for using ACT.

****

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